Exhibit 21.1

SUBSIDIARIES OF PENUMBRA, INC.

Name of Subsidiary	Jurisdiction of Organization

Penumbra Europe GmbH	Germany
Penumbra Neuro Australia Pty. Ltd.	Australia
Penumbra Neuro Canada Inc.	Montréal (Québec) Canada
Penumbra Latin America Distribuidora de Equipamentos e Productos Médicos LTDA	Brazil
ChemoFilter, Inc.	Delaware